UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o

Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) # 60.746.948/0001 -12

Notice to the Market

Bradesco announces reclassifications on its Accounting and
Managerial Statements of Income

By means of this press release, Banco Bradesco (BOVESPA: BBDC3, BBDC4; NYSE: BBD and Latibex: XBBDC) announces to its shareholders, clients and the market that, in continuing the process of improving its accounting and managerial statements of income, it has reclassified some lines in order to: (i) improve readability and analysis in relation to financial information, (ii) increase information disclosure and (iii) obtain a better market comparability.

1) Reclassifications on the “Accounting Statement of Income”:

      1.1) Cost of Products Sold (Scopus, CPM and Visanet):

Previous Classification	Current Classification

Other Operating Expenses	Personnel, Administrative and Tax
Expenses

      1.2) Income and Expenses with Interbank Fees (Reimbursed from Operating Expenses):

Previous Classification	Current Classification

Fee and Commission Income
Other Administrative Expenses	Other Operating Income and Expenses

2) Reclassifications on the “Managerial Statement of Income”:

      2.1) Expenses with Commission in the Placement of Financing and Loans (BMC and Finasa):

Previous Classification	Current Classification

Other Operating Expenses	Financial Margin
(Income from Loan Operations)

      2.2) Insurance Group Financial Income and Expenses:

Previous Classification	Current Classification

Other Operating Expenses and Revenues	Financial Margin
(Financial Income from Insurance)

      2.3) Financial Income and Expenses:

Previous Classification	Current Classification

Other Operating Expenses and Revenues	Financial Margin (Income from Loan and
Securities Operations)

      2.4) Expenses with Discounts Granted:

Previous Classification	Current Classification

Other Operating Expenses	Expenses with Allowance for Doubtful
Accounts

      2.5) Loss in the sale of Foreclosed Assets - BNDU:

Previous Classification	Current Classification

Non-Operating Income	Expenses with Allowance for Doubtful
Accounts

      2.6) Credit Recovery:

Previous Classification	Current Classification

Expenses with Allowance for Doubtful
Financial Margin	Accounts

      2.7) Third-Party Services (1):

Previous Classification	Current Classification

Other Administrative Expenses	Fee and Commission Income

(1) Expenses with Third-Parties that have related fee and commission income.

      2.8) Income/Expenses from Commissions and Card Issue Fees, Insurance Premium Commissions, Income from Policy Issues and Expenses with Operating Niches:

Previous Classification	Current Classification

Other Operating Expenses and Revenues	Fee and Commission Income

      2.9) Leasing Operation Write-Offs:

Previous Classification	Current Classification

Financial Margin	Expenses with Allowance for Doubtful
Leasing Operations Income	Accounts

      2.10) Expenses from Operations Exchange with Credit Cards:

Previous Classification	Current Classification

Other Operating Expenses	Other Administrative Expenses

Below is a summary of the Managerial Income Statement incorporating the reclassifications mentioned in items 1 and 2:

MANAGERIAL STATEMENT OF INCOME COMPARISON

	1st quarter 2009

R$ million	Statement of		Statement of
	Income “Before”	Reclassifications	Income “After”
	Reclassifications		Reclassifications

Financial Margin	7,661	(546)	7,115

Allowance for Doubtful Accounts	(2,920)	(19)	(2,939)

Gross Income from Intermediation	4,741	(565)	(4,176)

Income from Insurance, Private Pension Plans, and Certificated Savings Plans Operations	537	-	537

Fees and Commission Income	2,837	(114)	2,723

Personnel Expenses	(1,776)	(76)	(1,852)

Other Administrative Expenses	(2,127)	(28)	(2,155)

Tax Expenses	(585)	(2)	(587)

Equity in the Earnings (Losses) of Unconsolidated Companies	6	-	6

Other Operating Income/Expenses	(1,262)	674	(588)

Other Operating Income	472	(274)	198

Other Operating Expenses	(1,734)	948	(786)

Operating Income	2,371	(111)	2,260

Non-Operating Income	(39)	111	72

Taxes and Social Contribution and Minority Interest	(609)	-	(609)

Net Income	1,723	-	1,723

In order to allow income projections and comparisons that incorporate these changes, we have disclosed on our Investor Relations Website – www.bradesco.com.br/ir – the quarterly Managerial Statements of Income from June 2007 through 1st quarter 2009, updated with the new classifications, which will be adopted as of 2nd quarter 2009.

Cidade de Deus, Osasco, SP, July 3rd, 2009

Banco Bradesco S.A.
Domingos Figueiredo de Abreu
Executive Vice President and
Investor Relations Officer

Jean Philippe Leroy
Departament Officer
telephone: (55 11) 2178-6201

If you have any questions or for further information, please contact Mrs. Ivani Benazzi de Andrade, telephone: (55 11) 2178-6204 and e-mail: 4823.ivani@bradesco.com.br or Mrs. Tsai Wen I Araújo, telephone: (55 11) 2178-6224 and e-mail 4823.tsai@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 03, 2009

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.